UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          -----------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                              DIGIMARC CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    253807101
                                 (CUSIP Number)


                          L-1 IDENTITY SOLUTIONS, INC.
                              ATTN: MARK S. MOLINA
                                177 BROAD STREET
                           STAMFORD, CONNECTICUT 06901
                                 (203) 504-1100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   COPIES TO:

      MARITA MAKINEN                                      KYLE KRPATA
WEIL, GOTSHAL & MANGES LLP                         WEIL, GOTSHAL & MANGES LLP
     767 FIFTH AVENUE                              201 REDWOOD SHORES PARKWAY
 NEW YORK, NEW YORK 10153                       REDWOOD SHORES, CALIFORNIA 94065
      (212) 310-8000                                     (650) 802-3000

                                 MARCH 23, 2008
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

-----------------------------------------------------------              ------------------------------------------------------
CUSIP NO.   253807101                                           13D                                          PAGE 2 OF 6 PAGES
-----------------------------------------------------------              ------------------------------------------------------
---------------------- --------------------------------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS                                                L-1 IDENTITY SOLUTIONS, INC.
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                          02-0807887
---------------------- --------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                         (a) [ ]
                                                                                                 (b) [X]
---------------------- --------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- --------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS                                                                        OO
---------------------- --------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEM 2(d) OR 2(e):                                                            [ ]
---------------------- --------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
---------------------- --------------------------------------------------------------------------------------------------------
                               7           SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ------------------- ------------------------------------------------------------------------------------
                               8           SHARED VOTING POWER:                                           3,831,156*

                       ------------------- ------------------------------------------------------------------------------------
                               9           SOLE DISPOSITIVE POWER:                                             0

                       ------------------- ------------------------------------------------------------------------------------
                               10          SHARED DISPOSITIVE POWER:                                           0

---------------------- --------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           3,831,156*
---------------------- --------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:           [ ]
---------------------- --------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 15.23%**
---------------------- --------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                                              CO
---------------------- --------------------------------------------------------------------------------------------------------


* Beneficial ownership of the common stock, par value $0.001 per share ("Common Stock"), of Digimarc Corporation, a Delaware corporation (the "Company"), referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support Agreements described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. The reported beneficial ownership is comprised of (i) 854,324 shares of Common Stock (including restricted stock) that are subject to the Support Agreements and (ii) stock options which, if 100% exercised, would entitle the holders thereof to acquire 2,976,832 shares of Common Stock ("Option Shares") that are subject to the Support Agreements. 1,682,250 of such Option Shares are the subject of stock options that have exercise prices higher than the estimated consideration per share to be paid in connection with the Merger ("Out of the Money Options Shares"). 1,294,582 of such Option Shares are the subject of stock options that have exercise prices lower than the estimated consideration per share to be paid in connection with the Merger ("In the Money Options Shares"). The number of shares of Common Stock (including restricted stock) subject to the Support Agreements and the number of In the Money Option Shares subject to the Support Agreements reflect, in the aggregate, approximately 8.54% of the beneficial ownership of the Company.

** The calculation of the percentage is based on 22,177,235 shares of Common Stock (including restricted stock) issued and outstanding as of March 21, 2008, which number is based on the representations made by the Company in the Merger Agreement described in Items 3 and 4 hereof, plus 2,976,832 Option Shares that are subject to the Support Agreements.

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the Common Stock of the Company. The Company's principal executive offices are located at 9405 SW Gemini Drive, Beaverton, Oregon 97008.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f)

         This Statement is being filed by L-1 Identity Solutions, Inc., a Delaware corporation ("L-1"). The principal business of L-1 is offering a comprehensive set of products and solutions for protecting and securing personal identities and assets. L-1's principal business and executive offices are located at 177 Broad Street, Stamford, Connecticut 06901.

         Schedule 1 attached to this Statement contains the following information concerning each director and executive officer of L-1: (i) the name and residence or business address, (ii) the present principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of L-1, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen.

         (d) and (e)

         During the last five years, neither L-1, nor, to the knowledge of L-1, any of the Schedule 1 Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the Merger Agreement described in Item 4, as a condition to the willingness of L-1 and Merger Sub (as defined below) to enter into the Merger Agreement, and as an inducement and in consideration therefor, L-1 and Merger Sub entered into Support Agreements (each, a "Support Agreement," and collectively, the "Support Agreements") with each of Robert Chamness, Bruce Davis, Robert Eckel, Michael McConnell, Philip Monego, Sr. and Reed Stager (each, a "Stockholder," and collectively, the "Stockholders"). By reason of L-1's entering into the Support Agreements with the Stockholders, and by reason of the irrevocable proxy contained therein, L-1 may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreements. The transactions contemplated by the Support Agreements do not require the expenditure of any funds. L-1 anticipates that it will fund the transactions contemplated by the Merger Agreement through a combination of cash, debt financing and shares of L-1 common stock. For a more detailed description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Merger Agreement

         On March 23, 2008, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with L-1 and Dolomite Acquisition Co., a Delaware corporation and a wholly owned subsidiary of L-1 ("Merger Sub"), which provides that, subject to certain conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of L-1 (the "Merger"). Prior to the closing of the Merger, the Company will form a separate entity ("Newco") and spin off the business, operations, assets and liabilities of its digital watermarking business to the Company's stockholders (the "Spin-Off").

         At the effective time and as a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive a combination of cash and shares of L-1 common stock.

         Immediately prior to the record date for the entitlement to a distribution of Newco shares in connection with the Spin-Off, all outstanding Company stock options will fully vest and become exercisable. Holders of Company stock options will be given the opportunity to exercise such stock options, and thereby to become stockholders of the Company, entitled to receive the combination of cash and shares of L-1 common stock in connection with the Merger and the distribution of Newco shares in connection with the Spin-Off. All Company stock options that are outstanding immediately prior to the Spin-Off that are not exercised will be cancelled and null and void as of the Spin-Off.

         Upon consummation of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation.

         Following the consummation of the Merger, L-1 intends that the Common Stock will be deregistered under the Exchange Act, and delisted from the NASDAQ Global Market.

         Support Agreements

         As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of L-1 and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, L-1 and Merger Sub entered into the Support Agreements with the Stockholders. Pursuant to his respective Support Agreement, each Stockholder has agreed at any meeting of the stockholders of the Company, and at any adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, to vote all shares of Common Stock beneficially owned by the Stockholder (or to cause them to be voted) or (as appropriate) execute written consents in respect thereof:
(i) in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) in favor of the Spin-Off and associated restructuring (to the extent to be voted upon by the Company's stockholders),
(iii) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company's organizational documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone or discourage the consummation of the Merger and (iv) against any takeover proposal. The Support Agreements shall terminate automatically on the first to occur of (i) the written consent of L-1, Merger Sub and such Stockholder to terminate his respective Support Agreement, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the effective time of the Merger.

         Pursuant to his respective Support Agreement, each Stockholder irrevocably appointed each executive officer of L-1 as the Stockholder's attorney-in-fact and proxy, with full power of substitution, to vote, express consent or dissent or otherwise to exercise all voting and related rights with respect to such Stockholder's shares at every annual, special or adjourned meeting of the stockholders of the Company, and in every written consent in lieu of any such meeting, to the extent described above.

          Other than as described above, L-1 has no plans or proposals which relate to, or may result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The summaries of the Merger Agreement and the Support Agreements contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Support Agreements, each of which is incorporated herein by reference. Copies of the Merger Agreement and Form of Support Agreement were filed with the Securities and Exchange Commission on March 25, 2008, as Exhibits 2.1 and 10.1, respectively, to L-1's Current Report on Form 8-K.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Support Agreements, L-1 may be deemed to beneficially own 3,831,156 shares of Common Stock, which represents 15.23% of the beneficial ownership of the Company, which is calculated based on a total of 22,177,235 shares of Common Stock issued and outstanding as of March 21, 2008, which number of total outstanding shares is based on the representations made by the Company in the Merger Agreement, plus 2,976,832 Option Shares that are subject to the Support Agreements. The reported beneficial ownership is comprised of (i) 854,324 shares of Common Stock (including restricted stock) that are subject to the Support Agreements and (ii) 2,976,832 Option Shares that are subject to the Support Agreements. 1,682,250 of such Option Shares are Out of the Money Options Shares and 1,294,582 of such Option Shares are In the Money Options Shares. The number of shares of Common Stock (including restricted stock) subject to the Support Agreements and the number of In the Money Option Shares subject to the Support Agreements reflect, in the aggregate, approximately 8.54% of the beneficial ownership of the Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by L-1 that it is the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (b) Pursuant to the Support Agreements and the limited proxies granted therein, L-1 may be deemed to have shared power to vote 3,831,156 shares of Common Stock held beneficially by the Stockholders.

         (c) Neither L-1 nor, to the knowledge of L-1, any of the Schedule 1 Persons, has effected any transaction in the Common Stock during the past 60 days.

         (d) The Stockholders are the record owners of the shares of Common Stock covered by the Support Agreements that L-1 may be deemed to beneficially own. Each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by his respective Support Agreement.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between L-1 or, to the knowledge of L-1, any of the
Schedule 1 Persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A       Agreement and Plan of Merger, dated as of March 23, 2008 by and among L-1 Identity Solutions, Inc., Dolomite Acquisition Co. and
                Digimarc Corporation (incorporated by reference to Exhibit 2.1 to L-1's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 25, 2008)


Exhibit B       Form of Support Agreement (incorporated by reference to Exhibit
                10.1 to L-1's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 25, 2008)


            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


Dated: April 2, 2008

                                        L-1 IDENTITY SOLUTIONS, INC.

                                        By: /s/ Robert V. LaPenta
                                            -----------------------------------
                                        Name: Robert V. LaPenta
                                        Title: Chairman, President and
                                               Chief Executive Officer

                                   SCHEDULE 1
                                   ----------

Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted of each director and executive officer of L-1. Unless otherwise indicated, the business address of each person listed below is 177 Broad Street, Stamford, Connecticut 06901.


DIRECTORS

NAME                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Robert V. LaPenta               Chairman; President and Chief Executive Officer
                                of L-1

B.G. Beck                       Director; Member of the board of directors of
                                Cardinal Financial Corporation

Denis K. Berube                 Director; Executive Vice President and Chief
                                Operating Officer of Lau Technologies(1)

Milton E. Cooper                Director; Retired

Robert S. Gelbard               Director; Chairman of Washington Global
                                Partners, LLC(2)

Malcolm J. Gudis                Director; Chancellor of the board of trustees of
                                The Episcopal School of Dallas

John E. Lawler                  Director; President of East/West Financial
                                Services, Inc.; Co-founder and Chief Executive
                                Officer of Sterling Wealth Management, Inc.(3)

James M. Loy                    Director; Senior Counselor at The Cohen Group(4)

Harriet Mouchly-Weiss           Director; Founder and Managing Partner of
                                Strategy XXI, Ltd.(5)

Peter Nessen                    Director; President of Nessen Associates
                                Ltd.(6)

B. Boykin Rose                  Director; Appointee to South Carolina Education
                                Lottery Commission

George J. Tenet                 Director; Managing Director at Allen &
                                Company(7)


EXECUTIVE OFFICERS
(WHO ARE NOT DIRECTORS)

NAME                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Joseph Atick                    Executive Vice President, Chief Strategy Officer

James A. DePalma                Executive Vice President, Chief Financial
                                Officer and Treasurer

Doni L. Fordyce                 Executive Vice President, Corporate
                                Communications

Mark S. Molina                  Executive Vice President, Chief Legal Officer
                                and Secretary

Joseph Paresi                   Executive Vice President, Chief Marketing
                                Officer

Vincent A. D'Angelo             Senior Vice President, Finance, and Chief
                                Accounting Officer


(1) Lau Technologies is engaged in the marketing and sale of defense electronics and facial recognition technologies. The address of Lau Technologies is 30 Porter Road, Littleton, Massachusetts 01460.

(2) Washington Global Partners is an international business consulting firm. The address of Washington Global Partners, LLC is 815 Connecticut Avenue, N.W., Suite 820, Washington, District of Columbia 20006.

(3) East/West Financial Services, Inc. is a diversified financial management and business consulting firm. The address of East/West Financial Services, Inc. is 1497 Chain Bridge Road, Suite 304, McLean, Virginia 22101.

(4) The Cohen Group is a firm providing global business consulting services. The address of The Cohen Group is 500 Eighth St. NW, Suite 200, Washington, District of Columbia 20004.

(5) Strategy XXI, Ltd. is an international communications and consulting firm. The address of Strategy XXI, Ltd. is 515 Madison Avenue, 34th Floor, New York, New York 10022.

(6) Nessen Associates Ltd. is a non-profit consulting company. The address of Nessen Associates Ltd. is 1 Exeter Plaza, Boston, Massachusetts 02116.

(7) Allen & Company is an investment bank and financial advisory firm. The address of Allen & Company is 711 5th Avenue, 9th Floor, New York, New York 10022.